           Exhibit 99.1

Lars Nyberg new President and CEO of TeliaSonera

    STOCKHOLM, Sweden--(BUSINESS WIRE)--July 27, 2007--Regulatory News:

    TeliaSonera's Board of Directors has appointed Lars Nyberg as the new President and Chief Executive Officer of TeliaSonera AB (STO:TLSN)(LSE:TEE)(HEX:TLS1V)(NASDAQ:TLSN). He will assume his position on September 3, 2007.

    Lars Nyberg has a long and successful career both internationally and in Sweden. Today he is Chairman of Micronic Laser Systems AB, IBS AB, DataCard Inc. and director of Autoliv Inc. and Snap-on, Inc.

    Between 1995 and 2003 Lars Nyberg was Chairman and CEO of the US-based IT company NCR Corp. (NYSE: NCR). He continued as Chairman of the company until 2005. Previously, Lars Nyberg held several managerial positions in Philips, and was a member of Philips Group Management Committee.

    "Lars Nyberg has a great record with vast international experience and is the perfect CEO to lead TeliaSonera into the future. He is an inspiring team builder and a visionary leader with a strong commercial focus," says Tom von Weymarn, Chairman of TeliaSonera.

    Lars Nyberg was born in 1951 and holds a Bachelor degree in Business Administration, University of Stockholm. He lives in Stockholm, Sweden.

    Forward-Looking Statements

    Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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    CONTACT: TeliaSonera AB
             Press Office, (0)8-713 58 30